EXHIBIT 11

                        PIONEER FINANCIAL SERVICES, INC.
                 STATEMENT OF COMPUTATION OF PER SHARE EARNINGS

                    (In thousands, except per share amounts)
                                   (Unaudited)

                                   Three Months Ended
                                       March 31,

                                    1996      1995

Net income
                                 $ 6,731    $ 4,955

Average shares outstanding        10,105      5,903

Common Stock equivalents from
  dilutive stock options,
  based on the treasury stock
  method using average market
  price                              395       208
        TOTAL-PRIMARY             10,500     6,111

Common Stock equivalents from
  dilutive stock options, based
  on the treasury stock method
  using closing market price           -          48

Additional shares assuming
  conversion of
  Preferred Stock                  1,358       1,362

Additional shares assuming
  conversion of
  Subordinated Debentures and Notes
                                   1,001       4,887

        TOTAL-FULLY DILUTED        12,859     12,408

Net income per share-
    Primary*                     $   .60   $   .73

Net income per share-
    Fully Diluted**              $   .54   $   .47



     * Primary net income per share was calculated after deducting dividends on Preferred Stock of $451,000 and $498,000 for the three month periods ended March 31, 1996 and 1995 respectively.

    ** Fully diluted net income per share was calculated after adding tax effected interest and amortization of offering costs on Subordinated
        Debentures and Notes of $196,000 and $870,000 for the three month periods ended March 31, 1996 and 1995 respectively.

